Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary Name	Subsidiary Jurisdiction
Spectrum Life Sciences, LLC	United States
Repligen (Shanghai) Biotechnology Co. Ltd.	China
Repligen Estonia OṺ	Estonia
Polymem S.A.	France
Repligen GmbH	Germany
908 Devices GmbH	Germany
Repligen India Private Limited	India
ARTeSYN Biosolutions Holdings Ireland Ltd.	Ireland
ARTeSYN Biosolutions Ireland Limited	Ireland
Repligen Ireland Limited	Ireland
Repligen Japan LLC	Japan
Repligen Europe B.V.	Netherlands
Repligen Singapore Pte. Ltd.	Singapore
Repligen Korea Co., Ltd.	South Korea
Repligen Sweden AB	Sweden
Tantti Laboratory Inc	Taiwan
Repligen UK Limited	United Kingdom
Tantti Laboratory Inc	Taiwan